Exhibit 99.8

PRESS RELEASE

United States: TotalEnergies Strengthens its Position in LNG
by Partnering with GIP and NextDecade on a new LNG project

in Texas

Paris, June 14, 2023 – TotalEnergies has signed a framework agreement with the US company NextDecade to participate in the development of the Rio Grande LNG (RGLNG) project, a liquefied natural gas (LNG) plant located in South Texas. Under the terms of the agreement, and subject to execution of definitive documentation and final investment decision:

▪	TotalEnergies shall hold a 16.7% interest in the first phase of the project, which consists of three liquefaction trains with total annual capacity of 17.5 million tons per annum (Mtpa).

▪	TotalEnergies shall offtake 5.4 Mtpa of LNG from this first phase for twenty years, which brings the Company’s US LNG export capacity to more than 15 Mtpa by 2030.

▪	TotalEnergies shall acquire a 17.5% interest in NextDecade in three tranches for a global amount of $219 million – the first tranche of 5,06% having already been acquired on June 13, 2023, for $40 million.

▪	TotalEnergies shall also have a right to participate in further phases of the project and in a carbon capture and storage project (CCS) planned by NextDecade to reduce the emissions generated by the project.

The first phase of RGLNG, whose final investment decision is expected in the coming weeks for start-up in 2027, will be developed, besides TotalEnergies, by NextDecade as shareholder and operator and Global Infrastructure Partners (GIP) as majority shareholder. The project has already received all the necessary authorizations from FERC, the US Federal Energy Regulatory Commission.

"We are delighted to join forces with NextDecade and GIP on the development of this new US LNG project, for which TotalEnergies will leverage its extensive experience in LNG and technical expertise in major industrial project development," said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “Our involvement in this project will add 5.4 million tons per year of LNG to our global portfolio, strengthening our ability to ensure Europe's security of gas supply, and to provide our Asian customers with an alternative fuel to coal that emits half its CO2 emissions.”

“This partnership with TotalEnergies and GIP marks a momentous milestone for NextDecade,” said Matt Schatzman, NextDecade Chairman and Chief Executive Officer. “We are excited to work with GIP and TotalEnergies on RGLNG and our proposed CCS project. We are also eager to grow our partnership with GIP and TotalEnergies, focusing on our shared vision to reduce carbon emissions in the energy sector.”

“With the world increasingly moving toward sustainable solutions, this partnership among GIP, TotalEnergies and NextDecade reinforces our shared commitment to helping lead the transition and shaping of the future of energy,” said Bayo Ogunlesi, Chairman and Chief Executive Officer of Global Infrastructure Partners. “This venture marks a critical step in displacing coal usage and upholds GIP’s commitment to promoting decarbonization, energy security and energy affordability. Our shared vision with TotalEnergies and NextDecade, combined with our capabilities, will undoubtedly help catalyze the development of cleaner energy.”

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).